LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

Founding Member Mediation Panel
Riverside County Superior Court

Graduate Straus Institute for
Alternative Dispute Resolution

By Edgar Filing

April 7, 2011

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”)
Registration Statement on Form S-1 Amendment 6
Filed: April 6, 2011
File No. 333-169531

Dear Mr. Field:

In response to your comment letter to EGGI dated March 28, 2011 please be advised that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of you comment letter dated March 28, 2011.  Please also note also that some page numbers have changed because of the inclusion and deletion of text required to conform the S-1 per your comments and requested changes.

Prospectus Summary

Our Business, page 3

1.  The reference to risk factor number six was deleted per your instruction and we have inserted the first eight sentences of risk factor six and the forth and fifth sentences found in risk factor one.
We have attempted to delete any repetitive wording and to simplify language to make the information clearer.

2.   Paragraph four is now broken into subparagraphs. We have attempted to explain our alternative plans of operations at funding levels below $100,000, below 10%, at 10% and 25%.

Summary Financial Data, page 5

3.  We have complied with your directive although the information therein was derived from the Company’s audited financial statement.

Risk Factors, page 6

4.  Revisions were made on risk factors seven and eight per your suggestion.

5.  Additional language was added to both risk factors nine and twelve per your instructions.

6.  Correction to risk factor five was made to reflect the proper date.

7.  The risk factor heading of risk factor number 13 was changed to read: Our royalty contracts with casinos for the use of our roulette games may become month-to-month instead of our planned contracts of between two and five years in duration.

8.  We have deleted the second paragraph of risk factor 17.

Use of Proceeds page 16

9.  This paragraph simply states that the Company will start the process towards full implementation of our business plan. Starting the process of full implementation means just that. Management believes that it can succeed at the 25% funding level although it will take more time. We believe this paragraph, as stated is not misleading and should be allowed in the Prospectus.

Dilution, page 17

10.  Has been restated and computed by our accountants.

Description of Business, page 25

11.  The License Summary was inserted above the Patent section on page 27.

Plan of Operations – In General, page 25

12.   The second and third paragraphs on page 25 as well as risk factor three have been revised per your instructions.  We have also revised paragraph 7, number 3 of the Prospectus Summary to contain:  “We have no alternative plan of operation below the 10% funding threshold and if we do not sell 10% of this offering then we will not have enough funds to file with the State of New Jersey.  We will then have to attempt to borrow money from third parties and continue to try to sell stock to investors until the Company is out of funds at which time the Company will cease operations”.

Patents, page 27

13.  The twelfth sentence of paragraph seven was changed:

From:  “The Company intends to sell and distribute its products directly and in particular will enter into royalty agreements directly with casinos for royalty payments for the use of the patented roulette games. However, the casinos may purchase equipment with the new roulette game attributes and the table felt with the new number configurations from their own sources”.

To:   “The Company intends to sell and distribute its products directly and in particular will enter into royalty agreements directly with casinos for royalty payments for the use of the patented roulette games. However, the casinos may purchase equipment with the new roulette game attributes and the table felt with the new number configurations from their own sources”.

The last sentence of the first paragraph has been revised to state: “However, the casinos may purchase equipment…”

14. Management has determined that this service is unnecessary and directed the third sentence under Patents on page 27, removed.

Management’s Discussion and Analysis of Financial Condition, page 29

In general, page 29

15.  Changed to add language:  “The Company intends to first file an application to obtain permits that will allow the playing of its roulette games in the State of New Jersey once 10% of its Offering is sold.  In the event that the Company sells at least 25% of its public offering, then the Company will also file for permits with the Nevada Gaming Control Board”.

Market and Competition, page 30

16.  Revised to read:

Market and Competition.

Casino City (www.casinocity.com/casinos/) reports that there are currently over 5,000 gambling casinos worldwide indicating that EGGI’s market is in over 140 counties worldwide.

Upon obtaining permits in New Jersey, the Company will immediately commence its attempts to sell the permitted roulette games to casinos located in that State. Atlantic City, NJ, has approximately 13 casinos that have an average of 10 roulette games each.

In the event that the Company is successful in selling 25% of its public offering, then the Company would file for permits with the Nevada Gaming Control Board. The market for our licensed gaming products is worldwide and the Company has no competition other than existing games in place being utilized by casinos worldwide.”

“We also have a worldwide market for our other gaming products consisting of various *Class II and **Class III casino electronic and table games and other related products. They consist of public & casino grade gaming products for roulette, blackjack, craps, baccarat, mini baccarat, pinwheels, Sic Bo, slot machines, poker tables and bingo games.  We have intense competition throughout the world with these products. Our e-commerce website, although “state of the art” faces extreme competition with price being the key to success. “

Audited Financial Statements

Note 6. Common Stock, page F-14

17.  Changed per accounts

Age of Financial Statements

18.  Changed by accountants

Part II, page II-1

Item15, Recent Sales of Securities, page II-3

19.  Changed by accountants

Accountant’s Consent

20.  Changed by accountants

21.  Changed by accountants

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN
cc:  Client